Mail Stop 3561

January 29, 2008

Steven P. Wyandt
Chief Executive Officer
Nitches, Inc.
10280 Camino Santa Fe
San Diego, California 92121

>   **Re: Nitches, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-3**
>   **Filed January 14, 2008**
>   **File No. 333-145613**

Dear Mr. Wyandt:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 1 to Registration Statement on Form S-3 (333-145613)
Selling Stockholders, page 8

1. We note the disclosure in the second paragraph on page eight regarding the adjustment of the conversion price of the debentures and the exercise price of the warrants in the event the company issues securities with a purchase price, conversion price or exercise price less than the current conversion price of the debentures or exercise price of the warrants. Please also include in this discussion the adjustment of the conversion price of the debentures if the conversion is at the election of the company as disclosed on page 10 of the prospectus so that investors have a clear understanding of all of the circumstances under which the conversion price of the debentures and the exercise price of the warrants may be adjusted.

2. In the discussion in the last paragraph on page 10 regarding the company's ability to elect to convert the debentures, please provide a discussion of the factors or parameters that the company will use to determine whether to elect to convert the debentures.

Incorporation by Reference, page 15

3. Please update the Incorporation by Reference section on page 15 of the registration statement to include the recently filed Form 10-Q for the quarter ended November 30, 2007.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of

1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Blair Petrillo, Attorney-Advisor, at (202) 551-3550 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: James A. Mercer
        Edwin Astudillo
        Duane Morris LLP